Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249890

PROSPECTUS SUPPLEMENT NO. 1

TATTOOED CHEF, INC.

44,933,638 Shares of Common Stock
184,536 Warrants to Purchase Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the “Management”, “Beneficial Ownership of Securities”, and “ Selling Securityholders” sections of the Company’s prospectus dated April 2, 2021 (as supplemented or amended from time to time, the “Prospectus”), to reflect recent activity in the Company’s securities and certain changes in management that have occurred since April 2, 2021. Capitalized terms not defined in this supplement have the definitions ascribed to them in the Prospectus.

The Prospectus as supplemented by this prospectus supplement relates to the resale by certain selling securityholders named in the Prospectus from time to time up to 44,933,638 shares of our common stock, par value $0.0001 per share, and warrants to purchase of up to 184,536 shares of common stock, consisting of:

●	up to 4,504,860 shares of common stock held by the Sponsor’s members as a result of either (i) the distribution of Founders Shares to the Sponsor’s members or (ii) the exercise of Private Placement Warrants that were a constituent part of the units and subsequently distributed to the Sponsor’s members;

●	up to 184,536 Private Placement Warrants issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members;

●	up to 184,536 shares of common stock issuable upon exercise of the Private Placement Warrants;

●	up to 39,419,242 shares of common stock held by other Selling Securityholders of the Company, which includes the 34,370,329 shares issued on October 15, 2020 to stockholders of Ittella Parent as part of the Merger consideration pursuant to the Merger Agreement; and

●	up to 825,000 shares of common stock issuable to principals of the Company’s financial advisor pursuant to a contract entered into by the Company and those principals.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on The Nasdaq Capital Market under the symbol “TTCF.” On April 22, 2021, the closing price of our common stock was $16.68 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 3 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 23, 2021

MANAGEMENT

Management and Board of Directors

The following persons are our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Salvatore “Sam” Galletti	58	President, CEO, and Class III Director
Sarah Galletti	34	Creative Director
Stephanie Dieckmann	42	Chief Operating Officer, Chief Financial Officer, and Secretary
Giuseppe Bardari	44	President, Ittella Italy
Matthew Williams	50	Chief Growth Officer
Bryan Rosenberg	55	Class III Director
Paula Ciaramitaro	57	Class III Director
Edward S. Gelfand	73	Class II Director
Daniel Williamson	65	Class II Director
Jennifer Fellner	55	Class II Director
Ryan Olohan	46	Class I Director
David Boris	60	Class I Director
Marie D. Quintero-Johnson	54	Class I Director

At our annual meeting of stockholders, to be held on June 3, 2021, the Class I directors noted above are proposed to be elected to hold office for a three-year term and until their respective successors are elected and qualified.

Executive Officers

Salvatore “Sam” Galletti has served as our President and CEO since our founding in 2009 as Stonegate Foods, Inc. Mr. Galletti has over 35 years’ experience in the food industry including prior operational and investor roles at Ittella, Sonora Mills, Good Karma Foods, and others, where he gained experience manufacturing a variety of products including seafood, breaded vegetables, grilled chicken and other organic foods. Through these prior roles, he has established key relationships with many of the retailers who now carry our products. Mr. Galletti initially intended that we be primarily an importer of Italian vegetables and other products, having realized the quality of produce from Italy surpassed that of available comparable produce from the U.S. Following our entrance into private label production and manufacturing of frozen products in our own facility, the name was changed to Ittella International in 2015. Mr. Galletti also serves as one of our directors.

Stephanie Dieckmann currently serves as our COO and CFO and has over 12 years of combined food industry experience. In her role as CFO, to which she was appointed on April 15, 2021, she oversees all of our accounting, business support, financial planning and analysis, treasury, real estate and tax functions. In her role as COO, Ms. Dieckmann is primarily responsible for all operations in the U.S. and has spearheaded our growth from approximately $32.5 million in sales in 2017 to approximately $148.5 million in 2020. Prior to joining us, Ms. Dieckmann was CFO at APPA Fine Foods, a private label food manufacturer of fresh ready to eat, frozen meals, and grilled chicken products, where she worked for over seven years. She also held a financial controller position with The Perfect Bite Co., a gourmet frozen appetizer company. During her time at APPA Fine Foods, Ms. Dieckmann became acquainted with Mr. Galletti, who was a former investor in the company.

Giuseppe Bardari is the current President of Ittella Italy, our wholly-owned subsidiary. Mr. Bardari joined us in 2010 as a Director of International Business Development, a position which he held for seven years, and was responsible for the procurement of items from Italy and managing the process of items leaving Italy and arriving in the United States. In 2017, he became President of our Italian division, Ittella Italy. Mr. Bardari is responsible for overseeing all operations of Ittella Italy, which includes managing relationships with local growers, procuring imported ingredients and the exporting of finished products. Mr. Bardari holds additional frozen food industry experience from over six years spent as an export manager for Gias Spa. He holds a Degree in Economics from Messina University and MBA with specialization for Hi-Tech from Sdipa/Bocconi. Mr. Bardari continues to oversee all Italian operations.

Sarah Galletti holds the title of “Tattooed Chef” and Creative Director and since 2014 has led our transition from a producer of private label frozen vegetables to a branded, innovator of frozen plant-based meals and snacks. She is primarily responsible for the development of new products as well as the strategic and creative direction of the Tattooed Chef brand. Ms. Galletti remains highly involved in our sales and marketing efforts, including management of the Tattooed Chef brand’s digital marketing platform and development of our online direct-to-consumer functionality.

Prior to her involvement with us, Ms. Galletti spent time in Italy working as a pizza and pastry chef at various eateries. Ms. Galletti’s time abroad led to her inspiration for the Tattooed Chef brand, having recognized a lack of high-quality, plant-based options available within the U.S. Since 2014, Ms. Galletti worked with us to develop and create the Tattooed Chef brand as an expression of her passion to supply consumers with unique, clean label, plant-based meals and other food products.

Matthew Williams has over 25 years of experience in sales leadership and general management roles in the consumer packaged goods industry, most recently as the President of food brands for Sugar Mountain, a creative food company with brands Beecher’s Handmade Cheese and Mishima Reserve American Wagyu, since March 2019. Prior to his role at Sugar Mountain, he served as Senior Vice President for Dean Foods from August 2014 until March 2019. In his most recent role with Dean Foods, he was Senior Vice President of the frozen business unit, where he was responsible for sales and marketing of Dean’s branded and private label ice cream business.

Non-Employee Directors

Ryan Olohan is the managing director of Food, Beverage and Restaurants at Google. Ryan started his career at Google in 2007, first overseeing the consumer packaged goods industry, and has spent the past seven years as a thought leader in healthcare as the Managing Director of Google Healthcare. He leads the teams responsible for developing and managing Google’s relationships with the foremost innovators in the food, beverage and restaurant space. Mr. Olohan’s teams partner with the largest restaurant advertisers in the world to build their brands though utilizing Google’s vast search, display, mobile, online video, and other platforms. As head of the Food Industry team, Mr. Olohan is responsible for driving the teams’ strategy, industry and consumer insights, operational excellence, and thought leadership.

David Boris has served as Co-Chief Executive Officer, Chief Financial Officer and Director of Forum Merger I Corporation (“Forum I”) from its inception in November 2016 until Forum I’s business combination with ConvergeOne and served as a member of ConvergeOne’s board of directors from the business combination until ConvergeOne’s acquisition by CVC in January 2019 at $12.50 per share. He was Co-Chief Executive Officer, Chief Financial Officer and Director of Forum Merger II Corp from its inception in August 2018 until its business combination with Myjojo, Inc. Mr. Boris is currently the Co-Chief Executive Officer, Chief Financial Officer and Director of Forum Merger III Corp and the Co-Chief Executive Officer of Forum Merger IV Corp. Mr. Boris has been the Co-Chief Executive Officer of Form Merger IV Corp. since March 2021. He has over 30 years of Wall Street experience in mergers and corporate finance and has been involved in approximately 20 SPAC transactions as an advisor, investment banker and/or officer or board member, including ten business combinations totaling over $5.0 billion. Mr. Boris was a Director of Pacific Special Acquisition Corp. from July 2015 until August 2017. From November 2010 to May 2013, Mr. Boris served as Chairman of Primcogent Solutions LLC, leading the board during the period of the company’s preparation to seek reorganization by way of a voluntary bankruptcy petition, which was filed in 2013. Mr. Boris served as Senior Managing Director and Head of Investment Banking at Pali Capital, Inc., an investment banking firm, from 2007. Mr. Boris served as President of Ladenburg Thalmann Group Inc. from 1999 to 2000, and was also Executive Vice President and Head of Investment Banking at Ladenburg Thalmann & Co. Inc. from 1998 to 2000. In addition, he was a co-founder, director, and a principal stockholder of Brenner Securities Corporation and its successors. Prior to Brenner, Mr. Boris was at Oppenheimer & Company Inc., as a Senior Vice President and Limited Partner. Mr. Boris began his career as a member of the Business Development Group of W.R. Grace & Company, from 1984 to 1985. He is an active member of the Young Presidents’ Organization, an organization with over 25,000 members who are in the top position of a qualifying company or division and are directly responsible for all operations of such business or division. Mr. Boris received a M.B.A. from Columbia University Business School and a B.A. from Vassar College, cum laude.

Marie Quintero-Johnson has over 30 years of combined food and beverage experience. Currently, she serves as Vice President, M&A, Insights, and Corporate Real Estate for The Coca-Cola Company, a role she has held since 2002. In her current role, Ms. Quintero-Johnson supports the development and implementation of Coca-Cola’s global strategy through various growth, efficiency, and scale initiatives. During her tenure, the Coca-Cola Company has completed more than $40 billion worth of transaction in over 100 countries, and has significantly increased the number of brands under its corporate umbrella. Prior to joining the Coca-Cola Company in 1992, Ms. Quintero-Johnson began her career at Coopers & Lybrand (n.k.a PricewaterhouseCoopers). Ms. Quintero-Johnson currently sits on the Board of Coca-Cola Beverages Africa, Coca-Cola Bottling of Egypt, Atlanta Downtown Improvement District, and Cristo Rey Atlanta high School. She received her M.B.A. from the Darden Graduate School of Business Administration, University of Virginia, and her B.S. in Accounting and International Business from Georgetown University. Ms. Quintero-Johnson is a Certified Public Accountant.

Edward Gelfand has over four decades of combined legal experience involving business and securities regulation. Mr. Gelfand specializes in public and private securities offerings and syndications, securities compliance and transactions, public company filings, merger and acquisitions, as well as other related practices. Mr. Gelfand is an active member of the State Bar of California, and is a partner in the law firm of Gartenberg Gelfand Hayton LLP and also serves as of counsel to the law firm of Gundzik Heeger LLP. Mr. Gelfand has served and continues to serve as corporate securities counsel for several SEC-reporting public companies, including QS Energy, Inc., Rightscorp Inc., Iroquois Valley Farmland REIT, PBC (Regulation A+), Massroots, Inc. and PPOL, Inc. He also serves as corporate counsel to numerous private companies and individuals. Mr. Gelfand has experience across a wide range of industries, including broker-dealers, investment advisers, restaurants, film distribution pro boxing, renewable energies, aeronautics, auto racing, and real estate. Mr. Gelfand has been engaged in private and government practice since 1976. He has previously served as a staff attorney, special counsel, and as a Chief, Branch of Enforcement, in the Los Angeles Regional Office of the U.S. Securities and Exchange Commission. He has also served as an arbitrator for the NASD, now Financial Industry Regulatory Authority (FINRA), and been appointed as a receiver by numerous federal courts. Mr. Gelfand received a B.S. from Roosevelt University in 1970, and a J.D. from the University of San Fernando Valley College of Law in 1976.

Daniel Williamson is currently a consultant and private investor. Mr. Williamson was the founder and past President and CEO of Aspen Medical Products from October 1993 until November 2020. He was responsible for their global operations with offices in United States, Mexico, Germany and Scotland. He was the majority owner of the business until it was sold to the Cortec Group in 2019. Under his leadership, Aspen Medical Products became the premier leader in Spinal Bracing. Prior to founding Aspen Medical Products, Mr. Williamson was the COO and CFO for California Medical Products from 1988 to 1991, and the General Manager for Ladera Medical California from 1991 to 1995, to whom California Medical Products was sold in 1991. Mr. Williamson began his career in 1978 at American Hospital Supply Corporation, which subsequently merged with Baxter International. He has held positions in operations, finance and accounting for multiple divisions of both companies. Mr. Williamson won the EY Entrepreneur Award for Orange County CA in 2017 for his innovative leadership at Aspen. Mr. Williamson also serves as the Chairman of Alger Precision Manufacturing, Reflections Holdings and Deep Roots Bible Curriculum. He is also on the Board of Focal Point Ministries and The Premier Christian Education Group. Mr. Williamson has a Bachelor of Science degree in Accounting from Miami University in Ohio and holds a CPA.

Jennifer Fellner is a veteran communications consultant with 30 years of broad public relations experience at national communication agencies helping a wide range of clients from start-ups developing brands to Fortune 500 companies successfully communicating with stakeholders across industries spanning consumer products, technology, food and politics. She has been privileged to work with brands such as Apple Computer, Annie’s Organics, Brinker International, Clif Bar, ESPN, Hasbro, Horizon Organic, Intuit, LeapFrog Toys, Lundberg Family Farms, Peet’s Coffee & Tea, Polycom, Safeway, SEGA, Seiko and Toys “R”Us among others. Dedicated to delivering fresh ideas, measurable results and strategic insights, she recently founded Ally Advisers, a Communications Consultancy. Ms. Fellner’s focus on reputation management and sustainability gives her deep experience in financial communications, executive communications, influencer relations and social media, as well as issues management, counseling clients with challenges ranging from exploding toys, food manufacturing safety issues and online financial fraud. Ms. Fellner’s focus on Reputation Management and Sustainability gives her deep experience in financial communications, executive communications and speechwriting, as well as crisis communications and issues management, counseling clients with challenges ranging from exploding toys, food tampering to online financial fraud.

Bryan Rosenberg has held executive management positions within food and beverage companies for over 30 years. Mr. Rosenberg is the President and CEO of Thai Union North America. He is responsible for its two operating companies, Chicken of the Sea International (COSI) and Chicken of the Sea Frozen Foods (COSFF). The two subsidiaries have annual revenue of approximately $1.4 billion and provide the greatest portion of revenue globally for Thai Union, the world’s largest producer of shelf-stable tuna products with annual sales exceeding $4.3 billion and a global workforce of over 47,000 people. Prior to his current role, Mr. Rosenberg served as President and CEO of COSFF since he established the Company in 2006 in partnership with Thai Union. Under Mr. Rosenberg’s leadership, COSFF has become the largest importer of shrimp, lobster, and crab meat in the US, selling into all channels of trade with annual revenue approaching $1.0 billion. Mr. Rosenberg also serves on the Board of Advisors for the Department of Economics at University of California, Santa Barbara, where he is a Magna Cum Laude graduate with a B.A. in Business Economics.

Paula Ann Ciaramitaro is a seasoned financial executive with more than 25 years of experience in the food industry. She has served as the Controller for J&D Seafoods, Inc. since 1994 and has extensive experience managing accounts receivable, accounts payable, inventory and trading, product sourcing and creation, developing trading strategies in a very competitive seafood market, and much more. Prior to her position with J&D Seafoods, she founded her own travel agency, M.A.P. Travel, Inc., which she operated from 1982 to 1987. Through June 30, 2020, Ms. Ciaramitaro served as the President of the University of Southern California (“USC” or the “University”) Town and Gown, which is the largest USC alumni organization in existence and oversaw a $46 million budget for the organization. She currently serves as an advisor to the Board of Town and Gown. She has been highly involved with philanthropic and fundraising efforts for the University and was instrumental in working with the USC Board of Trustees to coordinate a $6 billion fundraising effort for the University. She graduated from the University of Southern California in 1985 with a B.S. in Business Administration and a Master of Business Administration from the University of Phoenix in June 2010.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of our common stock, as of April 20, 2021, by:

●	each person known by us to be the beneficial owner of more than 5% of our common stock;

●	each of our officers and directors; and

●	all of our executive officers and directors.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock of the Company beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(8)
Directors and Executive Officers of Tattooed Chef
Salvatore Galletti(2)(4)	31,420,522	38.3%
Stephanie Dieckmann(4)	500,000	0.6%
Giuseppe Bardari(3)(4)	1,500,000	1.8%
Sarah Galletti(4)(7)	—	—
David Boris(1)(4)(6)	4,935	0.0%
Edward Gelfand(4)(6)	7,471	0.0%
Bryan Rosenberg(4)(6)	7,471	0.0%
Paula Ciaramitaro(4)(6)	7,471	0.0%
Jennifer Fellner(4)(6)	7,471	0.0%
Ryan Olohan(4)(6)	7,471	0.0%
Daniel Williamson(4)(6)	257,471	0.3%
Marie Quintero-Johnson(4)(6)	4,935	0.0%
All executive officers and directors as a group (12 individuals)	34,775,218	42.4%

Five Percent Stockholders:
UMB Capital Corporation(5)	4,673,655	5.7%

(1)	Mr. Boris is a managing member of Forum Capital Management II LLC, the managing member of Forum Investors II LLC, a Delaware limited liability company, and the sponsor of Forum (the “Sponsor”), and shares the voting and dispositive power of the securities held by the Sponsor. The Sponsor distributed its shares to its members, including the Boris Investment Trust. Mr. Boris, Carin Boris, Jaime Boris, and Danielle Boris are beneficiaries of this trust. Mark Goodman is the trustee of this trust and has voting and/or investment power of the securities held by this trust. This trust holds 2,146,715 shares of common stock and 34,685 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants that are exercisable 30 days after the Closing. Mark Goodman is the trustee of this trust and has voting and/or investment power of the securities held by this trust. Each of these individuals disclaims beneficial ownership of the shares held by Boris Investment Trust except to the extent of his pecuniary interest therein. The address of Boris Investment Trust is c/o Mark Goodman, 5192 Clover Creek Drive, Boynton Beach, FL 33437.

(2)	Includes 654,312 shares held by Project Lily, LLC, a Delaware limited liability company (“Project Lily”). Project Lily is owned 52% by The Salvatore And Josan Galletti Revocable Family Trust, Dated March 30, 2005, 24% by Mr. Galletti’s daughter, Sarah Galletti (and our Creative Director), and 24% by his son, Abel Galletti. Salvatore Galletti has sole voting and investment power over the shares held by Project Lily. Mr. Galletti and Josan Galletti each have voting and investment power of any assets held by their trust. Josan Galletti disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly. Also includes 4,935 fully vested shares of common stock issued pursuant to an incentive award agreement under the Plan.

(3)	Represents shares held by Pizzo. Mr. Bardari owns 100% of Pizzo and has sole voting and investment power over the shares held by Pizzo.

(4)	The business address of each of these entities or individuals is 6305 Alondra Boulevard, Paramount, California 90723.

(5)	The business address of UMB is UMB Capital Corporation, 1010 Grand Boulevard, Kansas City, Missouri 64106. Voting and dispositive power of the shares held by UMB is held by its board of directors, which currently comprises Andre Trudell, Mariner Kemper, Jim Rine, Tom Terry, Dominic Karaba, Greg Carasik, and Chris Roth. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(6)	Includes (i) 7,471 fully vested shares of common stock issued pursuant to incentive award agreements under the Plan for Messrs. Gelfand, Rosenberg, Ciaramitaro, Fellner, Olohan, Williamson, and (ii) 4,935 fully vested shares of common stock issued pursuant to an incentive award agreement under the Plan for Messrs. Boris, Galletti, and Quintero-Johnson.

(7)	Does not include any shares held by Project Lily. Sarah Galletti is an owner of Project Lily, as described in footnote 2, but does not have any voting or investment power over the shares held by Project Lily.

(8)	Includes, for purposes of this calculation, 825,000 shares issuable to principals of the Company’s financial advisor pursuant to a contract entered into by the Company and those principals, which are issuable between May 1, 2021 and June 30, 2021.

SELLING SECURITYHOLDERS

The Selling Securityholders may offer and sell, from time to time, any or all of the shares of common stock or warrants being offered for resale by this prospectus, which consists of:

●	up to 4,504,860 shares of common stock held by the Sponsor’s members either as a result of distribution of Founders Shares held Sponsor and subsequently distributed to the Sponsor’s members or held by the Sponsor’s members that were a constituent part of the units after the exercise of Private Placement Warrants that were a constituent part of the units;

●	up to 184,536 Private Placement Warrants to purchase shares of common stock issuable upon exercise of the Private Placement Warrants issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members;

●	up to 184,536 shares of common stock issuable upon exercise of the Private Placement Warrants;

●	up to 39,419,242 shares of common stock held by other Selling Securityholders of the Company, which includes the 34,370,329 issued on October 15, 2020 to stockholders of Ittella Parent as part of the Merger consideration pursuant to the Merger Agreement; and

●	up to 825,000 shares of common stock issuable to principals of the Company’s financial advisor pursuant to a contract entered into by the Company and those principals.

The term “Selling Securityholders” includes the securityholders listed in the table below and their permitted transferees.

The table below provides, as of the date of this prospectus, information regarding the beneficial ownership of our common stock and warrants of each Selling Securityholder, the number of shares of common stock and number of warrants that may be sold by each Selling Securityholder under this prospectus and that each Selling Securityholder will beneficially own after this offering. We have based percentage ownership on 81,935,199 shares of common stock outstanding, which comprises 81,110,199 shares of common stock outstanding as of April 20, 2021 and 825,000 shares of common stock issuable to principals of the Company’s financial advisor pursuant to a contract entered into by the Company and those principals.

Because each Selling Securityholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a Selling Securityholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the Selling Securityholder and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

We may further amend or supplement the Prospectus from time to time in the future to update or change this Selling Securityholders list and the securities that may be resold.

 Please see the section titled “Plan of Distribution” in the Prospectus for further information regarding the stockholders’ method of distributing these shares.

	Shares of Common Stock			Warrants to Purchase Common Stock
Name	Number Beneficially Owned as of April 20, 2021	Number Beneficially Owned After Offering(1)	Percent Owned After Offering(1)	Number Beneficially as of April 20, 2021	Number Beneficially Owned After Offering	Percent Owned After Offering
Salvatore Galletti(2)	31,415,587	—	—	—	—	—
Stephanie Dieckmann(3)	500,000	—	—	—	—	—
Pizzo(4)	1,500,000	—	—	—	—	—
UMB Capital Corporation	4,673,655	—	—	—	—	—
Anthony Harris	4,162	—	—	—	—	—
Brian Cohn	20,812	—	—	—	—	—
Robert Green	41,626	—	—	—	—	—
Brette Berman	7,500	—	—	—	—	—
Bruce E. Roberts(6)	7,284	—	—	2,081	—	—
Final Word Investments LLC(7)	43,875	—	—	13,875	—	—
Dale Curtis Hogue, Jr.	5,204	—	—	—	—	—
Boris Investment Trust(8)	2,181,400	—	—	34,685	—	—
D Hirsch TTEE Mustang Partners LLC 401K Plan	17,344	—	—	—	—	—
David Koenig(9)	48,562	—	—	13,875	—	—
The Naxos Trust(10)	213,676	—	—	61,050	—	—
Gary Taffet(11)	17,344	—	—	6,938	—	—
George B. Nathan(12)	9,142	—	—	3,469	—	—
Gerald B. Shreiber	34,687	—	—	—	—	—
Gilbert Nathan(13)	42,562	—	—	13,875	—	—
Gregory Kassanoff	5,204	—	—	—	—	—
Jeffrey Keizer(14)	9,642	—	—	3,469	—	—
Jeffrey and Ann Nachbor(15)	30,812	—	—	—	—	—
FMTC FBO John Casey Roth IRA	20,812	—	—	—	—	—
The Lind Family Trust	7,808	—	—	—	—	—
Lewis Holdings LLC	17,344	—	—	—	—	—
Mark Pollack	5,204	—	—	—	—	—
Marjorie and Kenneth Roshkoff	5,204	—	—	—	—	—
FMT CO CUST FBO Michael Kubin - IRA	7,804	—	—	—	—	—
Mitchell Kaneff(16)	34,687	—	—	13,875	—	—
The Neil Goldberg 1995 Irrevocable Trust	63,250	—	—	—	—	—
Peter A. Nussbaum	21,016	—	—	—	—	—
Iroquois Master Fund Ltd.	3,468	—	—	—	—	—
Iroquois Capital Investment Group LLC	5,204	—	—	—	—	—
Katzman Family Trust u/a/d 5/20/2008(17)	21,680	—	—	8,672	—	—
Richard Katzman(18)	31,680	—	—	8,672	—	—
Rangeley Capital Partners II, LP	7,804	—	—	—	—	—
Rangeley Capital Partners, LP	10,926	—	—	—	—	—
Steven Berns(19)	13,673	—	—	—	—	—
Steven Manket	7,804	—	—	—	—	—
Hirsch Construction Corp Profit Sharing Plan	10,406	—	—	—	—	—
William K. Luby	26,016	—	—	—	—	—
Vere Investments, LLC	5,204	—	—	—	—	—
MK 2016 Trust(1)(20)	287,405	—	—	—	—	—
West Branch Investors, LLC(21)	1,149,623	—	—	—	—	—
William Harrison (22)	480,000	—	—	—	—	—
Grant Garbers(23)	645,000	—	—	—	—	—
Daniel Williamson(24)	250,000	—	—	—	—	—
Geoffrey Garth(25)	250,000	—	—	—	—	—
Ellis Wasson(25)	500,000	—	—	—	—	—
The Jewish Community Foundation of Central New York(26)	30,000	—	—	—	—	—

(1)	The securities registered for sale include the Founders Shares, shares held by other Selling Securityholders, the Placement Warrants, and the common stock underlying the Private Placement Warrants (together, the “Resale Securities”). We do not know when or in what amounts the Selling Securityholders will offer the Resale Securities for sale, if at all. The Selling Securityholders may sell any or all of the Resale Securities included in and offered by this prospectus. We cannot estimate the number of Resale Securities that will be held by the Selling Securityholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering all of the Resale Securities will have been sold by the Selling Securityholders.

(2)	Includes 654,312 shares held by Project Lily, LLC, over which Mr. Galletti has voting and investment power with respect to securities held by this entity. Excludes 4,935 fully vested shares of common stock issued pursuant to an incentive award agreement under the Plan.

(3)	Ms. Dieckmann is the Company’s Chief Operating Officer, Chief Financial Officer, and Secretary.

(4)	Giuseppe Bardari owns 100% of Pizzo and has sole voting and investment power over the shares held by Pizzo. Mr. Bardari is the President of Ittella Italy.

(6)	Shares of common stock comprise 5,203 shares of common stock and 2,081 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(7)	Shares of common stock comprise 30,000 shares of common stock and 13,875 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(8)	Shares of common stock comprise 2,146,715 shares of common stock and 34,685 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants. David Boris is one of the beneficiaries of this trust. David Boris is a member of the board of directors of the Company.

(9)	Shares of common stock comprise 34,687 shares of common stock and 13,875 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(10)	Shares of common stock comprise 152,626 shares of common stock and 61,050 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(11)	Shares of common stock comprise 10,406 shares of common stock and 6,398 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(12)	Shares of common stock comprise 5,673 shares of common stock and 3,469 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(13)	Shares of common stock comprise 28,687 shares of common stock and 13,875 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(14)	Shares of common stock comprise 6,173 shares of common stock and 3,469 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(15)	Mr. Nachbor was a director of Forum prior to the Closing.

(16)	Shares of common stock comprise 20,812 shares of common stock and 13,875 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants.

(17)	Shares of common stock comprise 13,008 shares of common stock and 8,672 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants. Richard Katzman is the grantor of this trust. Mr. Katzman was a director of Forum prior to the Closing and was Chairman of Forum’s Compensation Committee.

(18)	Shares of common stock comprise 23,008 shares of common stock and 8,672 shares of common stock issuable upon exercise of an equal number of Private Placement Warrants. Richard Katzman was a director of Forum prior to the Closing and was Chairman of Forum’s Compensation Committee.

(19)	Mr. Berns was a director of Forum before the Closing and was Chairman of Forum’s Audit Committee.

(20)	Marshall Kiev is the grantee of this trust. Mr. Kiev was a director of Forum prior to the Closing.

(21)	Marshall Kiev is the managing member of this entity. Mr. Kiev was a director of Forum prior to the Closing.

(22)	Mr. Harrison is the managing partner of Harrison Co., which served as Ittella Parent’s financial advisor in connection with the Merger Agreement. In connection therewith, Mr. Harrison has a right to receive 330,000 shares of common stock pursuant to a contract entered into among the Company, Grant Garbers, and Mr. Harrison. These shares are issuable between May 1 and June 30, 2021. Also includes 150,000 shares transferred from Salvatore Galletti.

(23)	Mr. Garbers is a managing director of Harrison Co., which served as Ittella Parent’s financial advisor in connection with the Merger Agreement. In connection therewith, Mr. Garbers has a right to receive 495,000 shares of common stock pursuant to a contract entered into among the Company, William Harrison, and Mr. Garbers. These shares are issuable between May 1 and June 30, 2021. Also includes 150,000 shares transferred from Salvatore Galletti.

(24)	Transferred from Salvatore Galletti. Mr. Williamson is a director of the Company.

(25)	Transferred from Salvatore Galletti.

(26)	Transferred from The Neil Goldberg 1995 Irrevocable Trust.

INTEREST OF NAMED EXPERTS AND COUNSEL

On April 15, 2021, Salvatore Galletti, our Chief Executive Officer, transferred 500,000 shares of common stock to Ellis Wasson, who was a partner at Rutan & Tucker, LLP, counsel to the Company, at the time of the transfer. These shares represent approximately 0.6% of all outstanding shares of our common stock.